Exhibit 99.1

Covanta Europe Assets Limited
Consolidated Financial Statements
For the years ended December 31, 2020 and 2019 and the period from
February 12, 2018 (Joint Venture Formation) through December 31, 2018

Exhibit 99.1

TABLE OF CONTENTS

Page
Report of Independent Auditors	3
Consolidated Statements of Operations for the years ended December 31, 2020 and 2019 and for the period from February 12, 2018 (Joint Venture Formation) through December 31, 2018	4
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2020 and 2019 and for the period from February 12, 2018 (Joint Venture Formation) through December 31, 2018	5
Consolidated Balance Sheets as of December 31, 2020 and 2019	6
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019 and for the period from February 12, 2018 (Joint Venture Formation) through December 31, 2018	7
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020 and 2019 and for the period from February 12, 2018 (Joint Venture Formation) through December 31, 2018	8
Notes to Consolidated Financial Statements	9

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Covanta Europe Assets Limited

We have audited the accompanying consolidated financial statements of Covanta Europe Assets Limited and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for the year ended December 31, 2020, 2019 and the period from February 12, 2018 (Joint Venture inception) to December 31, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Covanta Europe Assets Limited and subsidiaries at December 31, 2020 and 2019, and the consolidated results of their operations and their cash flows for the years ended December 31, 2020, 2019, and the period from February 12, 2018 (Joint Venture inception) to December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Dublin, Ireland

Date: February 17, 2021

COVANTA EUROPE ASSETS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		For the period from February 12, 2018 (Joint Venture Formation) through
	2020	2019	December 31, 2018
	(In thousands)
OPERATING REVENUE:
Waste revenue	$67,963	$66,104	$59,047
Energy revenue	41,703	43,391	40,928
Total operating revenue	109,666	109,495	99,975
OPERATING EXPENSE:
Operating expense	(50,168)	(50,131)	(44,972)
Other operating income, net	591	282	318
Depreciation expense	(28,974)	(28,591)	(26,104)
Total operating expense, net	(78,551)	(78,440)	(70,758)
Operating income	31,115	31,055	29,217
OTHER EXPENSES:
Interest expenses, net	(16,399)	(16,151)	(16,259)
Total other expense	(16,399)	(16,151)	(16,259)
Income before income tax expense	14,716	14,904	12,958
Income tax expense	(2,262)	(185)	(1,591)
NET INCOME	$12,454	$14,719	$11,367

The accompanying notes are an integral part of the consolidated financial statements.

COVANTA EUROPE ASSETS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,		For the period from February 12, 2018 (Joint Venture Formation) through
	2020	2019	December 31, 2018
	(In thousands)
Net income	$12,454	$14,719	$11,367
Foreign currency translation	26,878	(6,095)	(22,543)
Net unrealized loss on derivative instruments, net of deferred tax credit of $191, $592 and $545 thousand	(1,342)	(4,143)	(3,915)
Other comprehensive income (loss)	25,536	(10,238)	(26,458)
Comprehensive income (loss)	$37,990	$4,481	$(15,091)

The accompanying notes are an integral part of the consolidated financial statements.

COVANTA EUROPE ASSETS LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
	(In thousands)
ASSETS
Current:
Cash and cash equivalents	$126	$196
Restricted funds held in trust	60,962	64,964
Receivables	10,329	9,924
Prepaid expenses and other current assets	2,827	2,228
Total Current Assets	74,244	77,312
Property, plant and equipment, net	744,497	709,035
Goodwill	30,095	27,521
Other assets	3,388	3,098
Total Assets	$852,224	$816,966
LIABILITIES AND EQUITY
Current:
Current portion of long-term debt	$30,519	$26,963
Current portion of derivative financial liabilities	2,911	2,741
Accounts payable	99	34
Deferred revenue	7,067	17,270
Accrued expenses and other current liabilities	25,770	21,737
Total Current Liabilities	66,366	68,745
Noncurrent:
Long-term portion of debt	421,674	412,854
Long-term portion of derivative financial liabilities	13,164	10,675
Deferred income taxes	40,542	35,046
Other liabilities	5,062	4,492
Total Liabilities	546,808	531,812

Shareholders' Equity:
Common stock	30,621	30,621
Additional paid-in capital	2,986	2,986
Accumulated other comprehensive loss	(11,160)	(36,696)
Accumulated surplus	282,969	288,243
Total Shareholders' Equity	305,416	285,154
Total Liabilities and Shareholders' Equity	$852,224	$816,966

The accompanying notes are an integral part of the consolidated financial statements.

COVANTA EUROPE ASSETS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the years ended December 31,		For the period from February 12, 2018 (Joint Venture Formation) through
	2020	2019	December 31, 2018

OPERATING ACTIVITIES:	(In thousands)
Net income	$12,454	$14,719	$11,367
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	28,974	28,591	26,104
Deferred income taxes	2,262	185	1,591
Change in working capital
Receivables	487	(1,527)	(4,062)
Prepaid expenses and other current assets	(364)	(1,225)	648
Deferred revenue	(11,007)	1,538	9,976
Accounts payable and other accrued expenses	1,904	4,274	5,274
Net cash provided by operating activities	34,710	46,555	50,898
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(274)	(1,797)	—
Net cash used in investing activities	(274)	(1,797)	—
FINANCING ACTIVITIES:
Proceeds from issuing equity instruments	—	—	169,565
Principal payments on debt	(27,710)	(26,302)	(28,829)
Dividends paid	(17,728)	(17,079)	(189,878)
Net cash used in financing activities	(45,438)	(43,381)	(49,142)

Effect of exchange rate changes on cash, cash equivalents and restricted funds	6,930	(1,579)	(4,422)
Net decrease in cash, cash equivalents and restricted funds	(4,072)	(202)	(2,666)
Cash, cash equivalents and restricted funds at beginning of period	65,160	65,362	68,028
Cash, cash equivalents and restricted funds at end of period	$61,088	$65,160	$65,362

Reconciliation of cash, cash equivalents and restricted funds:
Cash and cash equivalents	$126	$196	$534
Restricted funds held in trust- short term	60,962	64,964	64,828
Total cash, cash equivalents and restricted funds	$61,088	$65,160	$65,362

Cash Paid for Interest and Income Taxes:
Interest	$(16,141)	$(15,633)	$(14,782)
Income taxes, net of refunds	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

COVANTA EUROPE ASSETS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Surplus	Total Shareholders' Equity
	(In thousands)
Balance at February 12, 2018 (Joint Venture formation)	$—	$—	$—	$—	$—
Contributions from issue of share capital	30,621	472,100	—	—	502,721
Distributions	—	—	—	(189,878)	(189,878)
Capital reduction	—	(469,114)	—	469,114	—
Net income for the period	—	—	—	11,367	11,367
Other comprehensive loss, net of income taxes	—	—	(26,458)	—	(26,458)
Balance at December 31, 2018	$30,621	$2,986	$(26,458)	$290,603	$297,752
Distributions	—	—	—	(17,079)	(17,079)
Net income for the year	—	—	—	14,719	14,719
Other comprehensive loss, net of income taxes	—	—	(10,238)	—	(10,238)
Balance at December 31, 2019	$30,621	$2,986	$(36,696)	$288,243	$285,154
Distributions	—	—	—	(17,728)	(17,728)
Net income for the year	—	—	—	12,454	12,454
Other comprehensive income, net of income taxes	—	—	25,536	—	25,536
Balance at December 31, 2020	$30,621	$2,986	$(11,160)	$282,969	$305,416

The accompanying notes are an integral part of the consolidated financial statements.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The terms “we,” “our,” “ours,” “us” and “Company” refers to Covanta Europe Assets Limited ("CEAL") and its subsidiaries. The term "Covanta" refers to Covanta Holding Corporation and its subsidiaries and the term "Dalmatia" refers to Dalmatia WTE EUR Holdings Limited.

Organization

Covanta entered into a joint venture with Dalmatia, to develop Waste to Energy (WtE) projects in Ireland. CEAL wholly owns 100% of the 600,000 metric ton-per-year, 58 megawatt WtE facility in Dublin, Ireland ("Dublin WtE").

Dublin WtE earns revenue from both the disposal of waste and the generation of electricity.

Summary of Significant Accounting Policies

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The following is a description of our significant accounting policies;

Principles of Consolidation

The consolidated financial statements reflect the results of our operations, cash flows and financial position of our majority-owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated.

Formation of Joint Venture

Upon formation, the Company used the purchase method of accounting and recorded the contributed assets and liabilities at fair value. The contributed assets and liabilities were valued and recorded at their accounting book values on February 12, 2018, with the exception of property, plant and equipment, to which a fair value increase of $238 million was recorded, and debt, to which a fair value increase of $14 million was recorded. We recognized a deferred tax liability of $28 million pertaining to the fair value increases recorded to property, plant and equipment and debt and recognized a corresponding $28 million of goodwill.

Revenue Recognition

We recognize revenues under the guidance in Accounting Standards Codification (“ASC”) 606. Our WtE projects generate revenue from two primary sources: 1) fees charged for receiving waste for disposal (waste revenue) and 2) the sale of electricity (energy revenue).

Revenue is allocated to the performance obligations in a contract on a relative standalone selling price basis. To the extent that we sell the good or service related to the performance obligation separately in the same market, the standalone selling price is the observable price that we sell the good or service separately in similar circumstances and to similar customers. The fees charged for our waste recovery services are generally defined in our service agreements and vary based on contract-specific terms. The fees from the sale of energy are determined by the daily energy market rates, adjusted for the REFIT subsidy pertaining to volumes sold, with related capacity income at a fixed contracted rate. (Note 4).

Revenues are deferred where payment is received in advance of performance obligations, and is deferred until such performance obligations are met.

Waste Revenues

Tip fees are generated from the sale of waste recovery services by converting waste into energy at the WtE facilities that we own. We earn a per tonne “tipping fee”, under long term contractual obligations with our commercial waste customers. The tipping fee is generally subject to an annual escalation. The performance obligation in these agreements is to provide waste recovery services for tonnes of acceptable waste. Revenue is recognized as the waste is received by the facility.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Energy Sales

Typical energy sales consist of energy generation delivered to the national grid along with related contracted capacity income. A portion of the energy sold is considered to be renewable and benefits from the Renewable Feed in Tariff 3 program (“REFIT3”). REFIT3 is a subsidy given to energy generators to provide a minimum price for generating electricity from renewable sources. Energy and capacity sales are recognized as energy generated is available for export to the grid, and on contracts for sale in place.

Operating Expenses

Operating expenses includes facility employee costs, operating and maintenance charges under a long term operating and maintenance agreement, licensing fees and professional fees. (Note 3).

Income Taxes

Income tax is provided at amounts expected to be paid using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments having maturities of three months or less from the date of purchase. These short-term investments are stated at cost, which approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due to us from normal business activities. Allowances for doubtful accounts are the estimated losses from the inability of customers to make required payments. We use historical experience, as well as current market information, in determining the estimate.

Restricted Funds Held in Trust

Restricted funds are held for a specific purpose and therefore not available to the Company for immediate or general business use. Other funds include escrowed funds received in relation to the REFIT3 program. Such funds are invested principally in money market funds, bank deposits and certificates of deposit.

Property, Plant and Equipment

Property, plant and equipment acquired in business acquisitions was recorded at our estimate of fair value on the date of the acquisition. Additions, improvements and major expenditures are capitalized if they increase the original capacity or extend the remaining useful life of the original asset by more than one year. Maintenance repairs and minor expenditures are expensed in the period incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 years for computer equipment to 45 years for certain infrastructure components of energy-from-waste facilities. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is reflected in the consolidated statement of operations.

Property, plant and equipment consisted of the following (in thousands):

	As of December 31,
	2020	2019
Land	$307,032	$280,770
Plant and machinery	526,907	481,838
Total	833,939	762,608
Less: accumulated depreciation	(83,669)	(54,695)
Effect of currency translation	(5,773)	1,122
Property, plant, and equipment — net	$744,497	$709,035

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Depreciation charge for the years ended December 31, 2020, 2019 and 2018, was $28,974 thousand, $28,591 thousand and $26,104 thousand, respectively. Depreciation is charged to the income statement at the following straight line average rates and periods:

Buildings	2.2%	over 45 years
Plant and machinery	3.5%	over 28 years

Non-cash investing activities related to capital expenditures was nil, nil and $1,716 thousand as of December 31, 2020, 2019 and 2018, respectively, were recorded in "Accrued expenses and other current liabilities" on the consolidated balance sheets.

On the joint venture formation date of February 12, 2018, Property, plant and equipment was revalued. Property, plant and equipment is evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable over their estimated useful life. In reviewing for recoverability, we compare the carrying amount of the relevant assets to their estimated undiscounted future cash flows. When the estimated undiscounted future cash flows are less than the assets carrying amount, the carrying amount is compared to the assets fair value. If the assets fair value is less than the carrying amount an impairment charge is recognized to reduce the assets carrying amount to its fair value.

Goodwill

On February 12, 2018 (joint venture formation), we recorded goodwill of $28,083 thousand which represents the deferred tax liability on the fair value of the net assets contributed as part of the joint venture formation. We do not amortize goodwill, but we assess our goodwill for impairment at least annually. The evaluation of goodwill requires the use of estimates of future cash flows to determine the estimated fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, an impairment charge is recognized to reduce the carrying value to the fair value (Note 10).

We performed the required annual impairment review of our recorded goodwill for the reporting unit as of October 1, 2020 and determined that the fair value of our reporting unit was not less than its relative carrying value.

Asset Retirement Obligations

We recognize a liability for asset retirement obligations when they are incurred, which is generally upon acquisition, construction, or development. Our liability includes closure and post-closure costs for site restoration for our energy-from-waste and power producing site. We principally determine the liability using internal estimates of the costs using current information, assumptions, and interest rates, but also use independent appraisals as appropriate to estimate costs and discount them to present value. When a liability for asset retirement obligation is recorded, we capitalize the cost of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. We recognize period-to-period changes in the liability resulting from revisions to the timing or the amount of the original estimate of the undiscounted cash flows.

Noncurrent asset retirement obligations are included in "Other liabilities”, on our consolidated balance sheets. Our asset retirement obligation is presented as follows (in thousands):

Balance at December 31, 2018	$2,347
Accretion expense	164
Net currency translation	(46)
Balance at December 31, 2019	$2,465
Accretion expense	180
Net currency translation	245
Balance at December 31, 2020	$2,890

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Accumulated Other Comprehensive Income ("AOCI")

The changes in accumulated other comprehensive loss are as follows (in thousands):

	Foreign Currency Translation	Net Unrealized Loss on Derivatives	Total
Balance at December 31, 2018	$(22,543)	$(3,915)	$(26,458)
Net current period comprehensive loss	(6,095)	(4,143)	(10,238)
Balance at December 31, 2019	(28,638)	(8,058)	(36,696)
Net current period comprehensive income (loss)	26,878	(1,342)	25,536
Balance at December 31, 2020	$(1,760)	$(9,400)	$(11,160)

Derivative Instruments

We recognize derivative instruments on the balance sheet at their fair value. We have entered into swap agreements with various financial institutions to hedge our exposure to energy price risk and interest rate risk. Changes in the fair value of the energy derivatives and the interest rate swap are recognized as a component of AOCI. (Note 9)

Foreign Currency Translation

For foreign operations, assets and liabilities are translated at year-end exchange rates and comprehensive income (loss) are translated at the average monthly exchange rates during the year. Unrealized gains and losses resulting from foreign currency translation are included in the consolidated statements of equity as a component of AOCI. Currency transaction gains and losses are recorded in other operating expense in our consolidated statements of operations.

Functional Currency

Our functional currency has been designated as the EURO because revenues, operating costs and borrowings are all denominated in EUROs. The presentation currency is USD.

Defined Contribution Plans

For defined contribution plan the amount charged to the statement of operations in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in our consolidated balance sheets.

Concentrations

During the year ended December 31, 2020, we had 3 major customers that each represented more than 10% of our revenues on an individual basis, or approximately $69,000 thousand cumulatively or 63% of our total revenues.

As of December 31, 2020, we had 2 major customers that each represented more than 10% of our accounts receivables on an individual basis, or approximately $7,566 thousand or 73% of our total accounts receivable.

During the year ended December 31, 2019, we had three major customers that each represented more than 10% of our revenues on an individual basis, or approximately $73,000 thousand cumulatively or 67% of our total revenues.

As of December 31, 2019, we had two major customers that each represented more than 10% of our accounts receivables on an individual basis, or approximately $7,728 thousand or 87% of our total accounts receivable.

During the period from February 12, 2018 (joint venture formation) through December 31, 2018, we had three major customers that each represented more than 10% of our revenues on an individual basis, or approximately $73,000 thousand cumulatively or 74% of our total revenues.

As of December 31, 2018, we had two major customers that each represented more than 10% of our accounts receivables on an individual basis, or approximately $6,695 thousand or 84% of our total accounts receivable.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Use of Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets or liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Significant estimates include: useful lives of long-lived assets, asset retirement obligations, fair value of financial instruments, fair value of long-lived assets for impairment analysis, purchase accounting allocations, cash flows and taxable income from future operations, deferred taxes, and allowances for uncollectible receivables.

NOTE 2. RECENT ACCOUNTING PRONOUNCEMENTS AND REGULATORY CHANGES WITH ACCOUNTING IMPACTS

The following table summarizes recent Accounting Standards Updates ("ASU's") issued by the Financial Accounting Standards Board ("FASB") that could have an impact on our consolidated financial statements.

Standard	Description	Effective Date	Effect on the financial statements or other significant matters
ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes	This standard was issued with the intent to simplify various aspects of income taxes. The standard requires a prospective basis of adoption and a retrospective basis adjustment for amendments related to franchise taxes.	January 1, 2022, early adoption is permitted.	We are currently evaluating the impact this guidance will have on our consolidated financial statements.
ASU 2016-02 Leases (Topic 842) as amended by ASU 2018-01 and 2019-10	These standards amended guidance for lease arrangements to increase transparency and comparability by providing additional information to users of financial statements regarding an entity's leasing activities. The revised guidance seeks to achieve this objective by requiring reporting entities to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements. The standard requires a modified retrospective basis adoption.
January 1, 2022, early adoption is permitted.
We are currently evaluating the impact this guidance will have on our consolidated financial statements. We plan to adopt this guidance using a modified retrospective approach and expect that upon adoption, there will be an increase to our long-term assets and liabilities as a result of the minimum lease obligations, which are disclosed in Note 5.

ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments as amended by ASU 2018-19, 2019-04 and 2019-05
The standard amends guidance on the impairment of financial instruments. The ASU estimates credit losses based on expected losses and provides for a simplified accounting model for purchased financial assets with credit deterioration. The standard requires a modified retrospective basis adoption through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption.
		January 1, 2023, early adoption is permitted.	We are currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

The following amounts were paid to (received from) related parties of the shareholders' for the operation, maintenance and management of the Company under the agreements as disclosed in Note 13. Commitments and Contingencies:

		For the years ended December 31,		For the period from February 12, 2018 (Joint Venture Formation) through
		2020	2019	December 31, 2018
Company	Good/Services	(In thousands)
Covanta Europe Operations Limited	Plant Services	$30,790	$29,916	$26,786
Covanta Europe Operations Limited	Fixed Assets	$289	$—	$1,716
Covanta Holding Corporation	Management services	$35	$34	$29
Macquarie Bank International Limited	Energy hedge swaps	$(2,140)	$(730)	$889

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
As of December 31, 2020, 2019 and 2018, the net amounts due to related parties in relation to costs and expenses incurred and cash advanced due to Covanta Inc. Group was $6,147 thousand, $2,928 thousand and $5,202 thousand, respectively.

As of December 31, 2020, 2019 and 2018, balances with related parties was $49 thousand receivable, $162 thousand receivable and $1,472 thousand payable, respectively, for financial instruments from Macquarie Bank International Limited.

NOTE 4. REVENUE

Disaggregation of revenue

A disaggregation of revenue from contracts with customers by business segment is presented in our consolidated statements of operations for the years ended December 31, 2020, 2019 and for the period from February 12, 2018 (joint venture formation) through December 31, 2018. All of our activities are undertaken in the Republic of Ireland.

Performance Obligations and Transaction Price Allocated to Remaining Performance Obligations

The following table summarizes our performance obligations, a description of how transaction price is allocated to future performance obligations and the practical expedients applied:

Revenue Type	Timing	Performance Obligations	Measure of Progress	Type	Practical Expedients
Waste Revenues	Over time	Waste recovery	Units received	Fixed & Variable	Right to invoice
Energy Revenues	Over time	Availability to provide energy capacity and energy exported	Units generated and units exported to the market	Fixed & Variable	Right to invoice & Series (1)
(1)Waste and Energy contracts have been determined to have an annual and monthly series, respectively.

ASC 606 requires disclosure of the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied as of December 31, 2020. The guidance provides certain conditions (identified as "practical expedients") that limit this disclosure requirement. We exclude from our disclosures contracts that meet the following practical expedients provided by ASC 606:

1.The performance obligation is part of a contract that has an original expected duration of one year or less.
2.Revenue is recognized from the satisfaction of the performance obligations in the amount billable to our customer that corresponds directly with the value to the customer of our performance completed to date (i.e. “right-to-invoice” practical expedient).
3.The variable consideration is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer to our customer (i.e. “series practical expedient”).

There are no remaining performance obligations in respect of the revenue recognized in the period ended December 31, 2020.

Contract Balances

The following table reflects the balance in our contract assets, which we classify as “Accounts receivable unbilled” and present net in “Receivables”, and our contract liabilities, which we present as “Deferred revenue” in our consolidated balance sheets (in thousands):

	December 31, 2020	December 31, 2019
Unbilled receivables	$404	$350
Deferred revenue	7,067	17,270

Accounts receivable are recorded when the right to consideration becomes unconditional and we typically receive payments from customers bi-weekly or monthly. We had no asset impairment charges related to these assets in the period.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 5. OPERATING LEASES

Leases are primarily operating leases for land where the WtE facility is located. The company makes payments under the project agreement in return for license to use the land. The payments are treated as an embedded lease.

The expense under the embedded operating leases was $571 thousand, $563 thousand and $479 thousand for the years ended December 31, 2020, 2019 and the period from February 12, 2018 (joint venture formation) through December 31, 2018, respectively.

The following is a schedule, by year, of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2020 (in thousands):

	2021	2022	2023	2024	2025	Thereafter
Future minimum payments	$625	$625	$622	$613	$613	$22,075

NOTE 6. INCOME TAXES

The components of income tax expense were as follows (in thousands):

	For the years ended December 31,		For the period from February 12, 2018 (Joint Venture Formation) through
	2020	2019	December 31, 2018
Deferred:
Irish deferred tax	$2,262	$185	$1,591
Total deferred	2,262	185	1,591
Total income tax expense	$2,262	$185	$1,591

A reconciliation of our income tax expense at the Irish corporation tax rate of 12.5% to income tax expense at the effective tax rate is as follows (in thousands):

	For the years ended December 31,		For the period from February 12, 2018 (Joint Venture Formation) through
	2020	2019	December 31, 2018
Income tax expense at the Irish statutory rate	$1,839	$1,863	$1,620
Tax losses	—	(1,537)	(1,052)
Accelerated capital allowances / depreciation	—	(53)	950
Transactions not subject to corporation tax	423	(88)	73
Total income tax expense	$2,262	$185	$1,591

Tax audits by their nature are often complex and can require several years to complete. The company regularly assesses the potential outcome of these examinations and while it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, management believes that the tax positions taken are more-likely-than-not to be sustained upon examination by the taxing authorities.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	As of December 31,
	2020	2019
Deferred tax components:
Tax losses	$16,288	$14,555
Derivatives	2,009	1,677
Deferred financing costs	(2,053)	(2,163)
Accelerated capital allowances	(28,939)	(22,724)
Asset retirement obligations	(258)	(242)
Fair value adjustments arising on the application of purchase accounting	(27,589)	(26,149)
Net deferred tax liability	$(40,542)	$(35,046)

Deferred tax assets are primarily comprised of unutilized tax losses carried forward and unrealized fair value losses on derivatives at the balance sheet date. Deferred tax liabilities are primarily comprised of accelerated capital allowances, fair value adjustments to property, plant and equipment in addition to debt recognized on joint venture formation, and deferred financing costs at the balance sheet date.

NOTE 7. FINANCIAL INSTRUMENTS

Fair Value Measurements
Authoritative guidance associated with fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs), then significant other observable inputs (Level 2 inputs) and the lowest priority to significant unobservable inputs (Level 3 inputs). The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
•Fair values for debt is determined using quoted market prices (Level 1).
•The fair value of our interest rate swaps is determined by applying the Euro Interbank Offered Rate ("EURIBOR") forward curve observable in the market to the contractual terms of our floating to fixed rate swap agreements. The fair value of the interest rate swaps is adjusted to reflect counterparty risk of non-performance, and is based on the counterparty’s credit spread in the credit derivatives market.
•The fair values of our energy hedges were determined using the spread between our fixed price and the forward curve information available within the market.
The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we would realize in a current market exchange. The fair-value estimates presented herein are based on pertinent information available to us as of December 31, 2020. Such amounts have not been comprehensively revalued for the purposes of these financial statements since December 31, 2020, and current estimates of fair value may differ significantly from the amounts presented herein.

The following financial instruments are recorded at their estimated fair value. The following table presents information about the recurring fair value measurement of our assets and liabilities as of December 31, 2020 and December 31, 2019:

		As of December 31,
Financial Instruments Recorded at Fair Value on a Recurring Basis:	Fair Value Measurement Level	2020	2019
		(In thousands)
Liabilities:
Derivative liability — energy hedges (1)	3	$1,298	$1,832
Derivative liability — interest rate swaps (1)	2	14,777	11,584
Total liabilities:		$16,075	$13,416
(1)Included in other current and noncurrent liabilities in the consolidated balance sheets.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We are required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted funds, accounts receivables, prepaid expenses and other assets, accounts payable and accrued expenses approximates their carrying value on the consolidated balance sheets due to their short-term nature.

In addition to the recurring fair value measurements, certain assets are measured at fair value on a non-recurring basis when an indication of impairment is identified. Long-lived assets, such as property, plant and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

NOTE 8. DEBT

Our debt is as follows (in thousands):

	As of December 31,
	2020	2019
Senior loan due 2032	$405,540	$395,517
Junior loan due 2032	53,400	51,387
Deferred financing costs	(6,747)	(7,086)
Total debt	$452,193	$439,818
Less: current portion	(30,519)	(26,964)
Noncurrent debt	$421,674	$412,854

Senior Loan due 2032

The Senior Loan is comprised of three tranches as follows: (i) a €94 million ($107 million) fixed rate Tranche A, (ii) a €167 million ($191 million) fixed rate Tranche B and (iii) a €135 million ($154 million) fixed and floating rate Tranche C.

Key commercial terms of the Senior Term Loan include:

•Final maturity on November 24, 2032 (approximately 15 years after the operational commencement date of the facility).
•Scheduled repayments are made semi-annually according to a 15-year amortization profile, beginning in 2018. The Senior Loan is pre-payable at our option, subject to potential prepayment costs under Tranche A and B.
•Borrowings bear interest as follows:
▪Tranche A:    At a fixed rate equal to 3.00% per annum
▪Tranche B:    At a fixed rate equal to 2.77% per annum
▪Tranche C:     At the 6-month EURIBOR plus 2.15% per annum. We entered into interest rate swap agreements in order to hedge our exposure to adverse variable interest rate fluctuations under Tranche C.
•The Senior Loan is a senior obligation of Dublin Waste to Energy Limited and certain other related subsidiaries, all of which are wholly-owned, and is secured by a first priority lien on substantially all of the Dublin Waste to Energy Limited assets. The Senior Term Loan is non-recourse.
•The Senior Loan credit agreement contains positive, negative and financial maintenance covenants that are customary for a project financing of this type. Our ability to service the Senior Loan and to make cash distributions to common equity is subject to ongoing compliance with these covenants, including maintaining a minimum debt service coverage ratio and loan life coverage ratio on the Senior Loan.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Junior Loan due 2032

The Junior Loan is comprised of two tranches: (i) a €21 million ($24 million) fixed and floating rate Tranche A and (ii) a €29 million ($33 million) fixed rate Tranche B.

Key commercial terms of the Junior Loan include:

•Final maturity on December 24, 2032 (one month after the maturity of the Senior Loan).
•Scheduled repayments are made semi-annually according to a 15-year amortization profile, beginning in 2018. The loan is pre-payable at our option subject to potential prepayment costs under Tranche B. The loan shall also be reduced by an incremental amount equal to 10% of Excess Cash flow, as defined in the credit agreement, on each of the Repayment Dates occurring between October 31, 2026 through April 30, 2029 and 20% of Excess Cash flow thereafter.
◦Tranche A borrowings will bear interest at the 6-month EURIBOR plus 4.50% per annum. The interest on this tranche is not hedged.
◦Tranche B borrowings will bear interest at a fixed rate equal to 5.358% per annum.
◦The Junior Loan is a junior obligation of Dublin Waste to Energy Limited and certain other related subsidiaries, all of which are wholly-owned, and is secured by a first priority lien on substantially all of the Dublin Waste to Energy Limited assets. The Junior Term Loan is non-recourse.
◦Under the Junior Loan credit agreement, our ability to make cash distributions to common equity is subject to ongoing compliance with the covenants under the agreement, including maintaining a minimum debt service coverage ratio on the Junior Loan.

As of December 31, 2020, the Senior Loan and Junior Loan have mandatory payments remaining as follows (in thousands):

	2021	2022	2023	2024	2025	Thereafter
Future minimum payments	$30,799	$31,075	$33,765	$35,799	$38,218	$289,284

Financing Costs

All deferred financing costs and fair value debt revaluations are amortized to interest expense over the life of the related debt using the effective interest method. For the years ended December 31, 2020, 2019 and the period from February 12, 2018 (joint venture formation) through December 31, 2018, amortization of deferred financing costs included as a component of interest expense totaled $2,390 thousand, $2,439 thousand and $2,385 thousand, respectively and amortization of fair value debt revaluations included as a contra interest expense totaled $1,458 thousand, $1,180 thousand and $1,523 thousand, respectively.

NOTE 9. DERIVATIVE INSTRUMENTS

Energy Price Risk

We have entered into a variety of contractual hedging arrangements, designated as cash flow hedges, in order to mitigate our exposure to energy market risk, and will continue to do so in the future. Our efforts in this regard involve only mitigation of price volatility for the energy we produce and do not involve taking positions (either long or short) on energy prices in excess of our physical generation. As of December 31, 2020, the amount of energy generation for which we have hedged on a forward basis under agreements with various financial institutions totaled 175,200 MWh for the 2021 and 2022 calendar years.

As of December 31, 2020, 2019 and 2018, the fair value of the energy derivative liability was $1,298 thousand, $1,832 thousand and $1,472 thousand, respectively, were recorded within "Current portion of derivative financial liabilities" and "Long term portion of derivative financial liabilities" on our consolidated balance sheets.

During the years ended December 31, 2020, 2019 and the period from February 12, 2018 (joint venture formation) through December 31, 2018, cash provided by (used in) energy derivative settlements of $2,140 thousand, $730 thousand and ($889 thousand), respectively, was included in net cash provided by operating activities on our consolidated statement of cash flows.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Interest Rate Swaps

In order to hedge the risk of adverse variable interest rate fluctuations associated with the Senior Loan, we have entered into floating to fixed rate swap agreements with various financial institutions to hedge the variable interest rate fluctuations associated with the floating rate portion €135 million ($154 million) of the loan, expiring in 2032. This interest rate swap is designated as a cash flow hedge which is recorded at fair value with changes in fair value recorded as a component of AOCI.

As of December 31, 2020, 2019 and 2018, the fair value of the interest rate swap derivative of $14,777 thousand, $11,584 thousand and $7,539 thousand, respectively, were recorded within "Current portion of derivative financial liabilities" and "Long term portion of derivative financial liabilities" on our consolidated balance sheets.

NOTE 10. GOODWILL

The following table details the changes in carrying value of goodwill (in thousands):

Balance at December 31, 2018	$28,083
Effect of currency translation	(562)
Balance at December 31, 2019	$27,521
Effect of currency translation	2,574
Balance at December 31, 2020	$30,095

NOTE 11. SUPPLEMENTARY INFORMATION

Selected Supplementary Balance Sheet Information

Selected supplementary balance sheet information is as follows (in thousands):

	As of December 31,
	2020	2019
Prepaid expenses	$2,778	$2,066
Amounts due from associated company	49	162
Total prepaid expenses and other current assets	$2,827	$2,228

Operating expenses, payroll and related expenses	$1,379	$90
Accrued liabilities to client communities	14,624	15,812
Interest payable	3,620	2,907
Amounts owing to associated companies	6,147	2,928
Total accrued expenses and other current liabilities	$25,770	$21,737

NOTE 12. EQUITY

The share capital of the company is divided into ordinary shares, A Shares, B Shares and deferred shares. Every ordinary shareholder has one vote for every share held.

	As of December 31,
	2020	2019
Ordinary shares at €0.10 each	250,000,000	250,000,000
A shares at €0.10 each	1	1
B shares at €0.10 each	1	1
Deferred shares at €0.10 each	2,000	2,000
Total share capital issued	250,002,002	250,002,002

As of December 31, 2020, 2019 and 2018, the Company approved the payment of cash dividends of $17,728 thousand, $17,079 thousand and $189,878 thousand, respectively.

COVANTA EUROPE ASSETS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13. COMMITMENTS AND CONTINGENCIES

We and/or our subsidiaries are party to a number of claims and pending actions, most of which are routine and all of which are incidental to our business. We assess the likelihood of potential losses on an ongoing basis and when losses are considered probable and reasonably estimable, record as a loss an estimate of the outcome. If we can only estimate the range of a probable loss, an amount representing the low end of the range of possible outcomes is recorded. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events or circumstances may occur that might cause us to change those estimates and assumptions. As of December 31, 2020 and December 31, 2019, there were no accruals for our loss contingencies recorded.

Environmental Matters

Our operations are subject to environmental regulatory laws and environmental remediation laws. Although our operations are occasionally subject to proceedings and orders pertaining to emissions into the environment and other environmental violations, which may result in fines, penalties, damages or other sanctions, we believe that we are in substantial compliance with existing environmental laws and regulations.

There have been no ongoing reportable issues regarding breaches or non-compliance to environmental regulations.

NOTE 14. SUBSEQUENT EVENTS

We have evaluated all significant activities through February 17, 2021, the date these financial statements were available to be issued, and concluded that no additional subsequent events occurred that would require recognition in the financial statements or disclosure in the notes to financial statements.